FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange, dated March 7, 2008, regarding the 2007 financial statements and dividends

TRANSLATION

Item 1

Buenos Aires, March 7, 2008

To the

Buenos Aires Stock Exchange

Ref.: Financial Statements 12/31/2007 and dividends

In order to fulfill the requirements of the Buenos Aires Stock Exchange, we inform you that the Board of Directors of the Company approved, at its meeting held on March 7, 2008, the financial statements for the fiscal year ended on December 31, 2007. Here follows relevant information to such financials statements of YPF S.A.

(in millions of pesos - prevailing exchange rate Ps. 3.15 = US$ 1)

Net income before income tax	6,527
Income tax	(2,441)

Net income for the fiscal year ended December 31, 2007	4,086

Detail of Shareholders’ Equity as of 12/31/2007 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640

Total Shareholders’ contribution	11,854
Legal Reserve		2,020
Deferred earnings		(135)
Reserve for future dividends		4,584
Unappropiated retained earnings		7,737

Total Shareholders’ Equity		26,060

(1)	Amounts in accordance with Argentine GAAP

Subsection o) Shares owned by the parent group

As of December 31, 2007 the parent group of the company owned 389,543,836 shares, class D and represented 99.04% of the capital stock.

Subsection p) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group:

None as of December 31, 2007.

TRANSLATION

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Castellana 278, 28046 Madrid, Spain

At such same meeting, the Board of Directors decided to recommend to the General Ordinary Shareholders’ Meeting considering the accounting documentation corresponding to Fiscal Year N° 31, the following use of profits: a) transfer the amount of the reserve for future dividends non distributed of 352 million pesos, to the retained earnings account, b) 204 million pesos for legal reserve, c) the creation of a reserve for future dividends for an amount of 6,560 million pesos, empowering the Board of Directors to determine the pertinent time for their declaration until the date of the next regular shareholders meeting, considering the financial conditions and the availability of funds as well as operative results, investments and other aspects deemed relevant in the development of the company, or their application pursuant to the provisions of section 224 second paragraph of the Business Organizations Act and d) the balance, to the new fiscal year.

Sincerely yours,

Walter Forwood

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 11, 2008	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer